UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Med-X, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-5473113
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue

Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Semi-Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Semi-Annual Report.

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in the business of green scene product development, distribution, and marketing.

Med-X, Inc., a Nevada corporation formed in February 2014, is engaged in the business of green scene product development, distribution, and marketing. Its business is expected to expand significantly since the recent closing of its merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), its affiliate, on April 16, 2018. The Company and PSH have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the cannabis and hemp cultivation and products industries. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Malibu Brands are all-natural essential oils, including hemp and CBD oil products, designed for various ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding cannabis to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis industry on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company plans to eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several

The Company has created the National Investor Network at www.nationalinvestornetwork.com. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then curated and scored as potential leads for the Company’s current crowdfunding efforts. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company or crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as a company raising capital using the exemptions promulgated under the Jobs Act of 2012 which permit crowdfunding. The Company later expects to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, the Company hopes to generate revenue and small percentages of equity in each company with the hope that more exposure will help them with their equity crowdfunding efforts. The Company’s media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale. We do not anticipate stocking an inventory of third-party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

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We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments including but not limited to arthritis, joint pain, headaches and back pain. The Company has initially launched the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is now available via ecommerce. After the launch of the first product, the Company began development of other versions of the product that, when completed, will potentially contain full spectrum Cannabidiol (CBD) extracted from industrial hemp and cannabis. The Company initially ramped up product and brand awareness by launching a strategic product crowdfunding campaign that allowed investors, supporters, and early adapters to buy the first “Pacific Pain Relief Cream” product at a discounted rate. Social media marketing, advertising and public relations is continuous and is being used to spread awareness and drive traffic to the product to drive product sales. The hope is we can continue building loyalty and social proof around the product from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating health care providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry.

We expect the demand for the Company’s proprietary products to increase significantly. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid and The MJT Network divisions.

The Company is actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. Med-X and PSH also plan to address the needs required to support the fast-paced emerging cannabis hemp industries. These potential innovations include new products for consumer health and welfare utilizing hemp oil and other Cannabidiol (CBD) compounds. Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry.

In a 2019 study conducted by the Journal of the Florida Mosquito Control Association, the Nature-Cide All-Purpose Concentrate outperformed all other products in a testing protocol on Aedes albopictus, also known as the Asian Tiger Mosquito. Until recently, only the use of toxic pyrethroids with brand names such as Onslaught (produced by MGK), Cyzmic CS (produced by Control Solutions Inc.), Delta-Gard (produced by Bayer), and others in the respected chemical manufacturing world, have been the only option for barrier sprays in mosquito control world-wide. In light of the suggestion of the published study stating “the positive results using Nature-Cide as an outdoor residual treatment in this study demonstrates that botanically based formulations are ready to be investigated further and possibly incorporated operationally into mosquito control programs”, the Nature-Cide liquid concentrates are undergoing various toxicity testing as a first step to enable the product to be exported. The concentrated formula is already registered with multiple state EPA offices where required for use and sale. The product is being offered to Vector Control companies available in multiple countries that are requesting importation.

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Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred hemp and cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Recently the federal government passed the 2018 Farm Bill, which now allows the cultivation of hemp. Once the guidelines have been established, and the Company has sufficient funding to do so, the Company plans to cultivate and extract hemp Cannabidiol (CBD) for the patient and medical communities. The Farm Bill ensures that any cannabinoid or the chemical compounds that make up the cannabis plant that come directly from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed cultivator. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also imposes no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Under Section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that is submitted to the Secretary of United States Department of Agriculture (“USDA”). A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. Once the state of California finalizes its hemp regulations, methods and protocols for growing hemp, and the USDA approves it, the Company plans to obtain the proper government licenses to commence farming operations on an indoor and outdoor farm property in California to grow, harvest and sell high quality, proprietary, organic hemp for the US medical and Cannabidiol (CBD) compound markets. Management is planning to produce various hemp Cannabidiol (CBD) products, such as topicals and supplements for pain management, if and when the Company has capital to do so. Over the past 20 years, 33 states have legalized cannabis for medical use, and over the past several years, ten states have legalized cannabis for adult use. Every one of those programs is illegal under federal law, with no exceptions, and the Farm Bill does nothing to change that situation. That said, many in the cannabis community hope that the reforms to hemp policy under the Farm Bill serve as a first step toward broader cannabis reform. Source for information above: www.brookings.edu/blog/fixgov/2018/12/14/the-farm-bill-hemp-and-cbd-explainer/. The Company will not market or sell any of these compounds, supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

In the future Med-X plans to research, develop and license or otherwise monetize cannabis and hemp compound identification and extraction techniques for the cannabis/hemp medical industry. Management believes that Med-X, if and when the federal government changes its stance and reschedules cannabis from a Schedule 1 to a Schedule 2 or 3 drug, or de-schedules it all together, will eventually earn substantial revenue from growing, harvesting and selling high quality, custom-bred organic cannabis for the California medical and recreational markets. As applicable cannabis licensing and tax regulations in California are published and licenses become available, we intend to launch our planned cultivation operations in that state. As part of its growth strategy, the Company may acquire from third parties other businesses and products that fit into the Company’s business model to generate more revenue and enhance the value of the Company.

We expect the demand for the Company’s proprietary products to increase significantly. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid and The MJT Network divisions.

Results of Operations

The period of January 1, 2020 to June 30, 2020

Revenue. Revenue for the period of January 1, 2020 to June 30, 2020 was $556,334. Revenue for the six-month period ended June 30, 2020 was comprised of $409,585 from Nature-Cide and $144,504 from our Thermal-Aid product line with revenue of $959 from our new Malibu Brands product line and with revenue from advertisers in The Marijuana Times of $1,286.

Operating Expenses. Operating expenses for the period of January 1, 2020 to June 30, 2020 were $1,573,416. Operating expenses for the period were comprised of sales and marketing costs of $413,262 to support and promote the continued growth of Nature-Cide on a national basis with major pest control distributors, marketing efforts associated with the launch of the Company’s new product line known as Malibu Brands, along with personnel expenses, general and administrative expenses and professional outside service fees of $1,160,154. The decrease of nearly 35% in operating expenses in 2020 compared to 2019 was mostly related to a decrease in costs associated with sales and marketing efforts for the Nature-Cide product line, the introduction of the new Malibu Brands product line, as well as a significant reduction in personnel and outside service expenses related to the impact of COVID-19.

Net Loss. Net loss for the period of January 1, 2020 to June 30, 2020 was ($1,062,330). This net loss was the result of revenue of $556,334 and $1,573,416 of operating expenses offset by the extinguishment of debt related to funding under the COVID-19 Payroll Protection Plan (“PPP”). Currently operating costs exceed revenue because of slower sales growth than anticipated while operating expenses increased significantly. We cannot assure when or if revenue will exceed operating costs.

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The period of January 1, 2021 to June 30, 2021

Revenue. Revenue for the period of January 1, 2020 to June 30, 2020 was $488,817. Revenue for the six-month period ended June 30, 2021 was comprised of $299,676 from Nature-Cide and $187,941 from our Thermal-Aid product line with revenue of $840 from our new Malibu Brands product line and with revenue from advertisers in The Marijuana Times of $360.

Operating Expenses. Operating expenses for the period of January 1, 2021 to June 30, 2021 were $1,685,946. Operating expenses for the period were comprised of sales and marketing costs of $309,785 to support and promote the continued growth of Thermal-Aid via ecommerce and Nature-Cide on a national basis with major pest control distributors, marketing efforts associated with the launch of the Company’s new product line known as Malibu Brands, along with personnel expenses, general and administrative expenses and professional outside service fees of $1,376,161. The increase of approximately 7% in operating expenses in 2021 compared to 2020 was mostly related to an increase in costs associated with personnel and outside service expenses as the effect related to COVID-19 diminished as operations are getting back to a pre COVID level.

Net Loss. Net loss for the period of January 1, 2021 to June 30, 2021 was ($1,227,956). This net loss was the result of revenue of $488,817 and $1,685,946 of operating expenses offset by the extinguishment of debt related to funding under the COVID-19 Payroll Protection Plan (“PPP”). Currently operating costs exceed revenue because of slower sales growth than anticipated while operating expenses increased significantly. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had net cash of $752,823 at December 31, 2020 and $1,180,182 at June 30, 2021 primarily from an increase in capital raised through our Regulation A+ and our private placement pursuant to Rule 506(c) of the Securities Act of 1933.

During the period of January 1, 2020 to June 30, 2020, we used ($1,085,100) of cash for operating activities. A portion of the funds were used for continued but reduced sales and marketing efforts to support and promote the growth of Nature-Cide on a national basis with major pest control distributors as well as the launch of the Company’s new product line Malibu Brands. General and administrative expenses including legal fees increased slightly while personnel and outside services decreased significantly partly due to the Company’s management taking a significant reduction in compensation due to COVID-19 and lower outside services.

During the period of January 1, 2021 to June 30, 2021, we used ($1,713,781) of cash for operating activities. A portion of the funds were used for continued but reduced sales and marketing efforts to support and promote the growth of Nature-Cide on a national basis with major pest control distributors as well as the launch of the Company’s new product line Malibu Brands. General and administrative expenses including legal fees increased slightly along with personnel and outside services increasing partly due to the Company’s management increases in compensation that were still below pre-COVID-19 levels.

Cash provided by financing activities was $1,093,892 mainly from the issuance of shares of common stock during the period of January 1, 2020 to June 30, 2020 under Regulation A+ and through a private placement of common stock at $.60 per share under Rule 506(c). Cash provided by financing activities was $1,141,140 mainly from the issuance of shares of common stock during the period of January 1, 2021 to June 30, 2021 under Regulation A+ and through a private placement of common stock at $.60 per share under Rule 506(c). Our initial Regulation A+ Offering was completed by the end of June 2019 and a new Regulation A+ Offering was qualified in July 2019. Since inception, our capital needs have primarily been met from the private placement of our common stock initially offered at $0.50 per share which commenced in September 2014 and ended when the offering under Regulation A+ commenced in February 2016, pursuant to which we sold shares of common stock at $0.60 per share. During 2017 and 2018 the Company raised capital under Regulation A+ pursuant to which we sold shares of common stock at $0.60 per share and through a private placement of common stock at $.60 per share under Rule 506(c). Under the current Regulation A+ Offering common shares are being sold at $.80 per share.

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We will have additional capital requirements during 2021 and 2022. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. In February 2016, we commenced an offering of 25,000,000 shares at $0.60 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of September 10, 2016, we had raised approximately $840,000 from the sale of approximately 1,400,000 shares in our Regulation A+ offering, which was scheduled to terminate on October 15, 2016. We filed a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year which was reviewed and qualified by the Securities and Exchange Commission (“SEC”) on June 30, 2017. We are currently raising capital through our Regulation A+ as well as our Private Placement pursuant to Rule 506(c) of the Securities Act of 1933. Our initial Regulation A+ was completed by the end of June 2018. On August 12, 2019 the Securities and Exchange Commission qualified our filing for a new Regulation A+ Offering under which we are currently raising capital. We filed a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year which was reviewed and qualified by the Securities and Exchange Commission (“SEC”) on June 30, 2017.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes advertising, trade show publication and product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements.” Accordingly, revenue is recognized at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from advertising and trade show publications is recognized at the time the advertisement is published and the trade show publication is recognized at the point when the trade show is being held.

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Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

Item 2. Other Information

In December 2019, a Coronavirus (COVID-19) was reported in China, and in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to other countries, and related adverse public health developments, could adversely affect the Company and its customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. This could decrease spending, adversely affect demand for our products and services, and harm our business and results of operations. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company’s CEO, COO, CFO, CMO and Executive VP supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant reduction (approximately 48%) in compensation which as of the date of this Semi-Annual Report is still in effect and is planned to continue. Our supply chain that supports our main product lines was impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital through our Regulation A+ (Tier 2) Offering and under Regulation 506(c) of Regulation D of the Securities Act was negatively impacted as potential investors, who were impacted by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country’s economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors.

On February 23, 2021, the Company engaged The Dalmore Group, LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”), pursuant to the terms of a Broker Dealer Agreement (the “Agreement”). The Selling Agent may engage one or more sub-selling agents or selected dealers. Under the terms of its Agreement with the Company, neither the Selling Agent nor sub-selling agents, if any, are obligated to purchase any of the shares of common stock being offered by the Company or the Selling Security Holders in this offering and are not required to sell any specific number or dollar amount of such shares in the offering.

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Under the terms of its Agreement with the Selling Agent, the Company has agreed to pay the Selling Agent a commission and fee equal to (1) an initial retainer equal to $5,000 to reimburse the Selling Agent for its legal expenses, which has been paid, (2) $20,000 service fee to be paid to the Selling Agent within 30 days of the commencement of this offering , which has been paid and (3) a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) one percent (1%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the Company’s crowdfunding website at www.medxinvestors.com, or otherwise are not introduced by the Selling Agent. The Company has also agreed to reimburse the Selling Agent for its reasonable pre-approved out of pocket expenses, including reasonable attorneys’ fees, in an amount not to exceed $5,000.

The Selling Agent and participating broker-dealers, if any, and others will be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

Item 3. Financial Statements

The Financial Statements provided for the six months ended June 30, 2021 and June 30, 2020 were prepared by Management and were not reviewed by our independent certified public accounting firm, Prager Metis CPAs, LLP.

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MED-X, INC.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$1,180,182	$752,823
Restricted cash	-	-
Trade receivables	191,414	150,929
Other receivables	33,144	-
Inventory	648,402	625,473
Prepaid inventory	98,027	30,000
Right of use asset, net	1,379,102	1,357,647
Lease deposit	56,324	56,324
Prepaid expenses	6,392	-
Intercompany	-	6,392
Prepaid rent	56,930	9,430
Total Current Assets	3,649,917	2,989,018

Property and Equipment, Net	34,074	81,971

Other Assets

Trademark, Net	10,161	10,161
Miscellaneous investment	-	-
Total Other Assets	10,161	10,161
TOTAL ASSETS	$3,694,152	$3,081,150

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$245,870	$352,317
Sales tax payable	199	-
Accrued employee related payable	92,114	97,998
Short-term loan payable	2,066	-
PPP Loan	-	305,000
Lease Liability	68,955	189,523
Line of credit	133,388	85,210
Current portion of long term note payable	8,053	8,053
Total Current Liabilities	550,645	1,038,101

Long Term Liabilities
Long term lease liability, net of current portion	1,334,658	1,145,135
Long term note payable, net of current portion	7,415	11,438
Total Long Term Liabilities	1,342,073	1,156,573

Total Liabilities	1,892,718	2,194,674

Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized;
(20,000 and 10,000 issued and outstanding)	-	-
Common stock (no par value; 300,000,000 shares authorized;
(128,486,311 and 108,063,324 shares issued and outstanding)	128,486	120,280
Additional paid in capital	15,298,606	13,165,374
Retained earnings (deficit)	(13,625,658)	(12,399,178)
Total Stockholders' Equity	1,801,434	886,476

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,694,152	$3,081,150

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MED-X, INC.

STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

	Six Months 6/30/2021	6/30/2020

Sales	$488,817	$556,334
Cost of Goods Sold	353,704	344,008
Gross Profit	135,113	212,326

General and Administrative Expenses

Selling & Marketing Expenses	309,785	413,262
Personnel & Outside Services Expenses	739,037	529,397
Non-cash Compensation	-	-
General and Administrative Expenses	637,124	630,757
Total Operating Expenses	1,685,946	1,573,416

Income (Loss) from Operations	(1,550,833)	(1,361,090)

Other Income (Expense)
Debt Extinguishment	(305,000)	(305,000)
Interest/Other Income/(Expense)	(17,877)	6,240
Total Other Income (Expense)	(322,877)	(298,760)

Income (Loss) Before Income Taxes	(1,227,956)	(1,062,330)

Net Income (Loss)	$(1,227,956)	$(1,062,330)

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MED-X, INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020
(UNAUDITED)

	Six Months	Six Months
	2021	2020

Net (loss)	(1,227,956)	(1,062,330)
Changes in operating assests and liabilities:
Accounts receivable	(40,484)	(189,793)
Deposits	-	5,000
Other receivables	(33,144)	(5,089)
Prepaid expenses	-	(6,392)
Inventory	(56,100)	35,867
Accounts payable	(106,319)	12,360
Accrued payable	(260,875)	83,417
Depreciation	11,097	41,860
Net cash (used in) operating activities	(1,713,781)	(1,085,100)

Cash flows from investing activities:
Cash payments for the purchase of property	-	-
Net cash (used in) investing activities	-	-

Cash flows from financing activities:
Equipment financing	-	(15,799)
Settlement payable	-	-
Common stock issued for cash net of offering costs and stock options	2,141,140	1,109,691
Net cash provided by financing activities	2,141,140	1,093,892

Net increase in cash and cash equivalents	427,359	8,792

Cash and cash equivalents at beginning of year	752,823	219,983

Cash and cash equivalents at end of year	$1,180,182	$228,775

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *
2.2	Bylaws *
4.1	Subscription Documents *
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc., as the Licensor. *
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *
6.3	Broker-Dealer Services Agreement with Dalmore Group, LLC**
8.1	Escrow Services Agreement with PrimeTrust and FundAmerica Securities, LLC*

______________

*Filed with the original Offering Statement on Form 1-A on August 26, 2015 or with subsequent amendments to such Offering Statement.

**Filed with the Company’s Form 1-U which was filed on March 9, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Date: September 16, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 16, 2021	By:	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski
Chief Financial Officer

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